Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K) www.charteredsemi.com	1450 McCandless Drive Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
Exhibit (a)(5)(i)

N e w s R e l e a s e	CONFIDENTIAL

Investor Contacts:
Chartered U.S.:	Chartered Singapore:
Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com
CHARTERED COMMENCES TENDER OFFER FOR ITS OUTSTANDING
CONVERTIBLE NOTES DUE 2006
SINGAPORE — August 4, 2005 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced that it commenced a cash tender offer (the “Tender Offer”) for any and all of its US$575 million original principal amount of 2.5% Senior Convertible Notes due 20061 (the “Notes”) outstanding. The redemption amount for the Notes at maturity is the accreted value at maturity of approximately US$664 million, plus accrued and unpaid 2.5% per year semi-annual interest payment. The accreted value of the Notes as of September 2, 2005, the expected settlement date of the Tender Offer, will be approximately US$652.5 million.
The Tender Offer will expire at 12:01 a.m., New York City time, on Thursday, September 1, 2005, unless extended or earlier terminated (the “Expiration Time”). Holders who validly tender their Notes prior to the Expiration Time will be entitled to receive an amount in cash equal to US$1,140 per Note for each US$1,000 of original principal amount of Notes accepted for payment plus the pro rata portion of the 2.5% per year semi-annual interest payment accrued and unpaid up to, but excluding, the settlement date of the Tender Offer.
The terms and conditions of the Tender Offer, including Chartered’s obligation to accept and pay the purchase price for the Notes tendered, are set forth in Chartered’s Offer to Purchase Statement dated August 4, 2005 (the “Offer to Purchase”). Chartered may amend, extend or, subject to certain conditions, terminate the Tender Offer at any time prior to the Expiration Time.

[1] CUSIP No. 16133RAA4, ISIN No. US16133RAA41

Chartered has appointed Goldman, Sachs & Co. as the Dealer Manager to the Tender Offer and retained Lucid Issuer Services Limited as Information and Tender Agent in connection with the Tender Offer. Any questions or requests for assistance or for additional copies of the Offer to Purchase or related documents may be directed to the Information and Tender Agent at Leroy House, 436 Essex Road, London N1 3QP, United Kingdom, telephone: (44) 20 7704 0880, facsimile: (44) 20 7067 9098, email: chartered@lucid-is.com, attention: Mr. Yves Theis.
This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The Tender Offer is being made only through an Offer to Purchase and related materials. Holders of the Notes should read carefully the Offer to Purchase and related materials because they contain important information. Holders of the Notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Chartered has filed with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov. These materials contain important information and holders of the Notes are urged to read them carefully prior to making any decision with respect to the Tender Offer.
About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. Chartered further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, Chartered operates a 300mm fabrication facility and four 200mm facilities.
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